Exhibit 23.3

Consent of Independent Auditors

Board of Directors

Senior Care Centers, LLC

We consent to the inclusion in this registration statement on Form S-11 and the related prospectus filed with the Securities and Exchange Commission on or about January 29, 2016 of Care Capital Properties, Inc. of our report dated April 14, 2015, on our audits of the consolidated balance sheets of Senior Care Centers, LLC as of December 31, 2014 and 2013 and the related consolidated statements of operations, members’ equity and cash flows for the years then ended and our report dated May 16, 2014, on our audits of the consolidated balance sheets of Senior Care Centers, LLC as of December 31, 2013 and 2012 and the related consolidated statements of operations, members’ equity and cash flows for the years then ended.. We also consent to the references to our firm under the caption “Experts”.

/s/ BKD, LLP

Springfield, Missouri

January 29, 2016